EXHIBIT 2


                [Letterhead of Bolero Investment Group, L.P.]


February 3, 1998

Mr. Don Kornstein
Jackpot Enterprises, Inc.
1110 Palms Airport Drive
Las Vegas, Nevada 89119

Re:   Bolero Investment Group, L.P./ Shareholder Proposal

Dear Mr. Kornstein:

As stated in our 13D filing, the Bolero Group has accumulated over five percent (5%) of the outstanding shares of Jackpot Enterprises, Inc. ("Jackpot"). In our previous discussions and correspondence, I had expressed to you my belief that Jackpot's stock was underperforming based on leading market indices and that management had failed to unlock Jackpot's inherent value. Despite your assertion that management was committed to providing long term value, the investment public has apparently remained firmly unconvinced of management's resolve. Factors that might explain this seeming pessimism include management's inability to make an acquisition; the accumulation of cash under the mistaken belief that the retention of same somehow make it more valuable; the existence of prohibitive compensation packages and golden parachutes; your admission that the industry was facing a variety of challenges; the loss of a significant chain store customer and the inability of the company to divest itself of its casino operations.

Despite my attempts to discuss these issues with management, it is my perception that your administration is unwilling or unable to address these concerns and implement a strategic plan that coherently addresses the challenges facing Jackpot. As stated previously, Bolero believes that Jackpot's highest and best use would be as a division of a larger company, a private company, or as a consolidated member of a strategic alliance. Based on management's intransigent stance and apparent paralysis in unlocking the company's value, I am proposing the following resolution to be presented to the shareholders at Jackpot's 1998 annual meeting:

RESOLVED, that the shareholders hereby inform the Board of Directors that it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve a sale, merger or other acquisition of the Company on terms that will maximize shareholder value as promptly as possible.

SUPPORTING STATEMENT:

Proponent believes that the company is facing a variety of challenges and opportunities that management has failed or refused to address. Factors such as the loss of a significant chain store customer, the inability to sell the casino operations, increasingly competitive market conditions and the consolidation that is occurring within the industry are events or trends that Jackpot is ill-equipped to satisfactorily resolve. These factors are fundamental issues

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facing the company, and management has failed to take advantage of opportunities. Proponent also believes that the company's stock has underperformed, and that the current, laggard stock price does not reflect the company's true value.

The Board of Directors should take immediate action to take all necessary steps to achieve a sale, merger or other acquisition of the Company on terms that will maximize shareholder value as promptly as possible. Proponent believes that this action would be in accordance with the fiduciary obligations of the Board of Directors.

The Board of Directors must understand that the shareholders' best interests would now best be served by prompt, diligent, and good faith implementation of the above resolution. This would be a positive means to enable the company to realize its potential, and to yield the kind of returns which we as shareholders deserve.

Shareholders are urged to vote "FOR" the proposal.

As general partner of the Bolero Investment Group, I am beneficial owner of 462,000 shares of Jackpot common stock. I hereby certify that: (i) I have been the beneficial owner of at least one thousand dollars in market value of securities entitled to be voted on the proposal at the 1998 Annual Meeting of Shareholders; (ii) I have held such securities for at least one year; and (iii) I intend to continue to own such shares through the date of the 1998 Annual Meeting of Shareholders. I am not the holder of record of any shares at this time. The Schedule 13D filed by Bolero, FHI, Inc., Florence Partners Inc., Mr. Charles Powers and myself with the Securities and Exchange Commission on January 14, 1998, set forth transactions pursuant to which I acquired beneficial ownership of certain Jackpot shares. I have not acquired any additional shares since that filing.

Please advise as to the Board's position on this matter and if there are any additional requirements necessary to include the proposal in the proxy materials.

Sincerely,

/s/ Kenneth W. Pavia

Kenneth W. Pavia, G.P.